Exhibit 12



                            AGREEMENT IN PRINCIPLE
                            ----------------------

     Continental Airlines, Inc. ("Continental") and Northwest Airlines Corporation, Northwest Airlines Holdings Corporation and Northwest Airlines, Inc. (collectively, "Northwest") intend to negotiate definitive agreements (the "Definitive Agreements") governing the transactions contemplated by the attached Class A Recapitalization Term Sheet (the "Term Sheet").

1. Continental and Northwest (together, the "Parties") will use their reasonable best efforts to negotiate, execute and deliver the Definitive Agreements on or before November 13, 2000, and to take the additional actions and obtain the consents and waivers described in the Term Sheet to be taken or obtained on or before the execution of the Definitive Agreements.

2. Northwest hereby irrevocably waives its pre-emptive rights contained in the Amended and Restated Governance Agreement dated as of February 8, 2000 with respect to the issuance by Continental of Class B common stock (or securities convertible into or exercisable or exchangeable for Class B common stock) in a public or private offering up to a maximum amount of net proceeds to Continental of $300,000,000. However, if no Definitive Agreements are entered into or the Definitive Agreements are terminated without consummation of the transactions described therein, a mechanism will be established to provide Northwest with the pre-emptive rights it would have otherwise had with respect to such issuance, although exercisable on a deferred basis following such termination.

3. Continental and Northwest agree that they will support an adjournment of the trial of Civil Action No. 98-74611 (United States of America v. Northwest Airlines Corp. and Continental Airlines, Inc.) until November 14, 2000, pending execution and delivery by Continental and Northwest of such Definitive Agreements. Continental and Northwest agree that, if for any reason, such Definitive Agreements are not executed and delivered by the parties thereto by November 13, 2000, each of Continental and Northwest will request to the Court that trial in Civil Action No. 98-74611 recommence on Tuesday, November 14, 2000.

4. Each party shall be responsible for the payment of costs and expenses incurred by it or on its behalf in connection with the proposed transactions described in the Term Sheet.

5. This Agreement in Principle shall be governed by the laws of the State of New York.

6. The Parties agree that, except for the provisions of Sections 2, 3, 4, 5 and 6 of this Agreement in Principle (which are intended to be binding), the provisions hereof and in the Term Sheet are not intended to be binding and no Party shall incur any liability to any other Party or any other person in respect of Section 1 of this Agreement in Principle or the Term Sheet, including upon the failure of the Parties to enter into the Definitive Agreements.

This Agreement in Principle is executed and dated as of November 5, 2000.


CONTINENTAL AIRLINES, INC.

By:____________________________

NORTHWEST AIRLINES CORPORATION

By:____________________________

NORTHWEST AIRLINES HOLDINGS CORPORATION

By:____________________________

NORTHWEST AIRLINES, INC.

By:____________________________